ds



05008753

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Intil OBX Ventures Ltd

*CURRENT ADDRESS


PROCESSED
JUN 09 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2635 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dw

DAT : 6/9/05

FILE NO. 82-2635

ARLS 12-31-04

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the shareholders of **International PBX Ventures Ltd.** ("the Company") will be held on June 10, 2005 at Suite 200 – 475 Howe Street, Vancouver, British Columbia, Canada, at the hour of 10:00 am (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements for the fiscal year ended December 31, 2004;

2. To increase the number of directors to eight (8);

3. To elect directors for the ensuing year;

4. To re-appoint Manning Elliot, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

5. To consider and, if thought fit, pass a special resolution to remove the application of the Pre-existing Company Provisions under the new *Business Corporations Act* (British Columbia), as described in the accompanying information circular;

6. To consider and, if thought fit, pass a special resolution to approve the deletion and cancellation of the existing articles of the Company and the adoption of new articles for the Company to reflect the new *Business Corporations Act* (British Columbia), as described in the accompanying information circular;

7. To consider, and if thought fit, to approve a special resolution to alter the Articles of the Company to change the name of the Company to "PBX Gold & Copper Resources Inc." or such other name as may be acceptable to the directors of the Company and the applicable regulatory authorities;

8. To consider, and if thought fit, to approve an ordinary resolution that the properties currently held by the Company or any of its subsidiaries be used to create a new public company;

9. To consider, and if thought fit, to approve an ordinary resolution of disinterested shareholders that up to 3,000,000 performance shares of the new public company, be issued to principals of the new public company for nominal consideration in accordance with the applicable rules and policies of the British Columbia Securities Commission and the TSX Venture Exchange;

10. To consider, and if thought fit, to approve an ordinary resolution to adopt an Incentive Stock Option Plan;

11. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended December 31, 2004. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with CIBC Mellon Trust Company within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory. The completed Instrument of Proxy must be deposited at the office of CIBC Mellon Trust Company at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Vancouver, British Columbia this 10th day of May, 2005.

BY ORDER OF THE BOARD

"Verna Wilson"

Verna Wilson
Director

INTERNATIONAL PBX VENTURES LTD.

INFORMATION CIRCULAR

(all information as at May 10, 2005 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of International PBX Ventures Ltd. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on June 10, 2005 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.** A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to CIBC Mellon Trust Company, at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 950, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 32,688,606 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. **The Company has no other classes of voting securities**.

Any shareholder of record at the close of business on May 10, 2005 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company other than:

Name of Shareholder	Number of Shares held	Percentage of Issued and Outstanding
Gary Medford	4,467,501	13.7%

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2004 and the auditor's report thereon and accompanying this Information Circular will be placed before the meeting for consideration by the members.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) each chief executive officer ("CEO") or individual who acted in a similar capacity during the most recently completed fiscal year;

(b) each chief financial officer ("CFO") or individual who acted in a similar capacity during the most recently completed fiscal year; and

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed fiscal year.

As at December 31, 2004 the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, Terence Walker. His position within the Company is set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen-sation
Terence Walker President	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	$143,008[1] $158,470[2] $19,050	Nil Nil 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Mr. Walker was paid a total of $143,008 during the fiscal year ended December 31, 2004 for the following purposes: $5,104 for property management, $47,283 for office and administration expenses, $87,145 for geological & geophysical work and $3,476 for unpaid fees and expenses.

(2) Mr. Walker was paid a total of $158,470 during the fiscal year ended December 31, 2003 for the following purposes: $27,407 for property management, $16,515 for office and administration expenses and $114,548 for geological and geophysical work.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation. The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company's most recently completed fiscal year.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the Company did not grant any incentive stock options to the Named Executive Officer. No SARs (stock appreciation rights) were granted by the Company during the fiscal year.

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

There were no incentive stock options nor stock appreciation rights exercised by the Named Executive Officer during the most recently completed fiscal year.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officer. There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Option and SAR Repricings

During the most recently completed fiscal year, none of the incentive stock options held by the Named Executive Officers were repriced downwards.

Defined Benefit or Actuarial Plan Disclosure

During the most recently completed fiscal year, there were no benefit or actuarial plans under which benefits were determined for the Named Executive Officers.

Composition of the Compensation Committee

There is currently no compensation plan in place for employees, officers or directors other than the incentive stock option plan described herein. The Board of Directors intend for incentive stock options to continue to be the principal form of long-term variable compensation incentive.

Report on Executive Compensation

Compensation for the Named Executive Officers have been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended December 31, 2004.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. No cash compensation was paid to any other director of the Company for the director's services as a director during the fiscal year ended December 31, 2004.

In addition, during the fiscal year ended December 31, 2004, the Company paid $47,283 for office and administration expenses to Terence Walker, the President and a director of the Company, $30,000 for administrative services to Romanoff Ventures Ltd., a company wholly owned by Verna Wilson, a director of the Company and $90,000 for management services to Gary Medford.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the most recently completed financial year, the Company did not grant any incentive stock options to the directors of the Company.

AUDIT COMMITTEE

The Audit Committee assists the Board in fulfilling its responsibilities in respect of the Company's accounting and reporting practices. Pursuant to the charter of the Audit Committee, the committee is responsible for various matters, including: reporting to the Board of Directors after each meeting of the committee and on a quarterly basis; recommending to the Board the independent auditor and establishing its compensation; ensuring that the independent auditor reports directly to the committee; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; meeting with the independent auditor prior to the annual audit to discuss the planning, scope and staffing of the audit; approving the selection of the senior audit partner and providing for their periodic rotation; evaluating the qualifications, performance and independence of the independent auditor and its senior audit partner; reviewing reports from the independent auditor at least annually regarding its internal quality-control procedures and any material issues raised by various internal reviews, any hesitation to deal with any issues and all relationships between the independent auditor and the Company; obtaining confirmation from management that the Company has not hired employees or former employees of the independent auditor who have participated in any capacity in the audit of the Company for the immediately previous 12 month period; pre-approving all auditing services and permitted non-audit services (including fees and terms thereof) to be provided by the independent auditor; reviewing and discussing with management and the independent auditor the Company's annual and quarterly financial results and related material prior to their being publicly released; reviewing and recommending approval to the Board of the Company's annual and quarterly financial results; issuing any reports required of the committee to be included in the Company's annual proxy statement; reviewing and recommending to the Board the approval of all material documents filed with securities regulatory agencies; reviewing all related-party transactions and all material off-balance sheet structures; reviewing the audited financial statements of the Company's pension plans; considering the effectiveness of the Company's internal controls over financial reporting and related information technology security and control; discussing with management the Company's major financial risk exposures; reviewing and approving the internal audit charter and annual work plan of the Company's internal auditor; reviewing with management and, if necessary, the Company's counsel any legal matter that could have a material impact on the Company's financial statements or accounting policies and the status of all material lawsuits; reviewing and recommending to the Board whether any changes to the Company's capital structure should be approved; reviewing and approving the Company's investment and cash management policy and disclosure policy; overseeing the establishment of "whistle-blower" and related procedures; reviewing and assessing annually the adequacy of the committee's charter and performance. The Audit Committee also has the authority to retain independent legal, accounting or other advisors.

The Audit Committee is currently composed of the following directors: Gary Medford, Verna Wilson and Jens Peter Wilhelm Kohl. All of the members of the Audit Committee are financially literate, in that they have the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto. Additionally, all of the members of the Audit Committee have accounting or related financial experience and are able to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles. The Audit Committee met four times in the 2004 fiscal year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Manning Elliot, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on August 19, 1987.

The table below provides for greater disclosure of the services provided by the Company's external auditor, dividing the services into the three categories of work performed.

Type of Work	Fiscal 2004 Fees	Fiscal 2003 Fees
Audit fees	$15,785	$9,365
Tax fees	$800	$800
All other fees	0	0
Total	**$16,585**	**$10,165**

Audit Services

Audit fees were paid for professional services rendered by the auditors for the audit of the Company's annual financial statements as well as services provided in connection with statutory and regulatory filings.

Audit-Related Services

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit services category above. These services consisted of special audits and diligence assistance in connection with acquisitions, prospectus reviews, statutory audits of subsidiary companies and joint ventures, and audit of pension plans.

Tax Services

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of providing advice regarding transfer pricing issues, intellectual property, commodity and tax reviews, reviewing tax returns, providing advice regarding corporate structure, and assisting in responses to government tax authorities.

Other Services

Other fees were paid for products and services other than the audit services, audit-related services and tax services described above.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, a properly executed and returned proxy will be voted for the nominees herein listed.

Management of the Company proposes that the number of directors for the Company be determined at eight (8) for the ensuing year subject to such increases as may be permitted by the Articles of the Company.

Management of the Company proposes to nominate each of the following for election as a director of the Company.

Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Occupation, Present Position(s) with the Company and Resident Country	Principal Occupation [1]	Date(s) Served as a Director	Common Shares Held[2]
Terence Walker *President and Director* Chile	Geologist	Since October 17, 1995	303,000
Verna Wilson *Director* Canada	Business Executive	Since June 29, 1991	892,166
Gary Medford *Director* Canada	Geologist	Since May 1, 1997	4,467,501
Michael Waskett-Myers *Director* Canada	Geochemist	Since August 31, 2004	62,000
William Koble *Nominee* Canada	Major Account Executive for Kodak from 2000 to 2002; Sales Representative for Canadian Minor Magazine from 2002 to 2004; Investor Relations with R.A. Young and Associates from 2004 to 2005; currently a director of Lakota Resources Ltd.	Nominee	N/A

(1) Unless otherwise stated above, any nominee named above not elected at the last annual general meeting has held the principal occupation or employment indicated for at least five years.

(2) Includes shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date of this Information Circular. This information was obtained from the System for Electronic Disclosure by Insiders (SEDI) website (www.sedi.ca).

SPECIAL BUSINESS

Alterations to Company's Notice of Articles and Articles

On March 29, 2004, the new British Columbia *Business Corporations Act* ("BCA") came into effect by replacing the pre-existing British Columbia *Company Act*. Accordingly, the Company is now subject to the BCA, and no longer governed by the *Company Act*. The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies. In accordance with the BCA, the Company must file a transition application with the Registrar of Companies, the principal element of which involves replacing the Company's memorandum with a new form designated a Notice of Articles. The Company has filed its transition application.

The Company may now alter its Notice of Articles and adopt a new form of Articles to take advantage of the greater flexibility and efficiency inherent in the BCA, and to make its Articles consistent with the terminology and certain provisions of the BCA. Under the BCA, the Company can also increase its share capital to an unlimited number of shares.

The Company is proposing to alter its Notice of Articles to remove the application of certain provisions prescribed in the BCA called the pre-existing company provisions ("PCPs"). The PCPs are statutory provisions intended to preserve the application of certain provisions of the *Company Act* to companies formed under the *Company Act* until the shareholders pass a special resolution making them inapplicable. As the Company is a reporting issuer, the only significant PCP that is applicable is the requirement that a special resolution be approved by not less than three-quarters of the votes cast, as opposed to the two-thirds majority applicable under the BCA. Removal of the PCPs will allow a special resolution of the Company to be approved by a two-thirds majority vote, which will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

The Company is also proposing to alter its Notice of Articles to increase the number of common shares authorized to be issued from 100,000,000 common shares without par value to an unlimited number of common shares without par value. This allows the Company greater flexibility in issuing common shares in that no limit is set on the number of common shares it can issue and also, there will be no need in the future for increasing the authorized share capital.

At the Meeting, shareholders will be asked to approve a special resolution altering the Notice of Articles to remove the application of the PCPs and increasing its authorized share capital to an unlimited number of common shares. The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

"Be it resolved as a special resolution that:

1. The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia *Business Corporations Act*, and the Company's Notice of Articles be altered accordingly.

2. The Notice of Articles of the Company be altered by increasing the authorized share capital of the Company from 100,000,000 common shares to an unlimited number of common shares.

3. Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation, filing an alteration to the Notice of Articles with the British Columbia Registrar of Companies.

4. Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration to the Notice of Articles without further approval of the shareholders of the Company."

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof. As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration to the Notice of Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Notice of Articles to delete the PCPs and increase the authorized share capital, and the

persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

In addition to deleting the PCPs and increasing the authorized share capital, the Company is proposing to delete its existing Articles in their entirety and replace them with a new set of Articles. The new set of Articles will make the Company's Articles consistent with the terminology and provisions of the BCA. Most of the changes in the new form of Articles are minor in nature, and will not effect shareholders or the day-to-day administration of the Company.

A copy of the proposed new Articles of the Company will be available for inspection at the Meeting and at the Company's registered and records office, located at Suite 950, 1055 West Georgia Street, Vancouver, BC, V6E 3P3, during regular business hours up to the day before the Meeting.

At the Meeting, shareholders will be asked to approve a special resolution deleting the existing Articles of the Company in their entirety and replacing them with the new form of Articles. The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

"Be it resolved as a special resolution that:

1. The existing Articles of the Company be deleted in their entirety, and the form of Articles presented to the shareholders at the annual general meeting of the Company, be adopted as the Articles of the Company.

2. Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect this special resolution.

3. Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration of the Articles of the Company without further approval of the shareholders of the Company."

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof. As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration of the Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Articles of the Company, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

Change of Name

The Company proposes to change its name to "PBX Gold & Copper Resources Inc." or such other name as may be acceptable to the directors of the Company and as may be acceptable to the regulatory authorities.

Accordingly, at the Meeting, the Shareholders will be asked to consider and, if thought fit, pass with or without variation, the following special resolution:

> "BE IT RESOLVED, as a special resolution, that the name of the Company be changed to "PBX Gold & Copper Resources Inc." or such other name as may be acceptable to the directors of the

Company in their discretion, the TSX Venture Exchange Inc. and the British Columbia Registrar of Companies and that the Articles of the Company be altered accordingly."

Pursuant to the *Business Corporations Act* (British Columbia), the name change of the Company requires the approval of the members of the Company by a special resolution, being a resolution passed by a majority of not less than ¾ of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company.

Taking Subsidiary Public

Management of the Company is of the view that certain of its properties are not getting an appropriate valuation. Management is considering whether the shareholders of the Company would receive greater benefit from these properties if they were the assets of a separate public company. Management is considering the option of either selling certain of its properties to a subsidiary and then filing a prospectus for that subsidiary or filing a prospectus for an existing subsidiary of the Company (the "spin-off company"). Shareholders of the Company will receive shares in the spin-off company in proportion to their shareholdings in the Company at the time of the record date set for the spin-off. As part of the going public process, the spin-off company will issue performance shares to principals as an incentive for them to manage the spin-off company. Some or all of these principals may also be the principals of the Company. It is contemplated that up to 3,000,000 performance shares may be issued for nominal consideration to principals of the spin-off company , subject to approval by the disinterested shareholders of the Company.

Accordingly, the disinterested shareholders of the Company will be asked to consider, and if thought fit, to pass, with or without variation, the following ordinary resolution approving all acts necessary to use the properties of the Company or its current subsidiaries to create a new public company, and authorizing the directors of the Company to decide in their discretion whether or not to proceed with the creation of a new public company:

"Be it resolved as an ordinary resolution that:

1. The properties currently held by the Company or any of its subsidiaries be used to create a new public company;

2. Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect this ordinary resolution;

3. Notwithstanding that this ordinary resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the creation of a new public company for the purposes set out without further approval of the shareholders of the Company."

Further, the disinterested shareholders of the Company will be asked to consider, and if thought fit to pass, with or without variation, the following ordinary resolution approving the issuance by the new public company of up to 3,000,000 performance shares to principals of the new public company:

"Be it resolved as an ordinary resolution of disinterested shareholders that:

1. Up to 3,000,000 performance shares of a new public company, to be formed as contemplated by the directors and approved by the shareholders, be issued to principals of the Company upon formation of the new public company for nominal consideration, in accordance with the rules and policies of the British Columbia Securities Commission and TSX Venture Exchange.

2. Notwithstanding that this ordinary resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the creation of a new public company for the purposes set out without further approval of the shareholders of the Company."

Disinterested shareholder approval requires that a resolution must be approved by a majority of the votes cast by all members at the shareholders' meeting excluding votes attaching to shares owned by:

(i) Insiders to whom options may be issued under the stock option plan; and

(ii) associates of persons referred to in item (i) above.

Non-voting and subordinate voting shares are to be given full voting rights in these circumstances.

The term "Insider" is defined in the *Securities Act* (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

Approval of an ordinary resolution will require the affirmative votes of the holders of not less than two-thirds of the votes cast at the Meeting in respect thereof. As set out in the text of the resolutions, notwithstanding approval, the board of directors may determine not to proceed with the matters set out therein at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the ordinary resolutions regarding formation of a new public company , and the persons named in the enclosed form of proxy intend to vote for the approval of the resolutions at the Meeting unless otherwise directed by the shareholders appointing them.

Incentive Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the "Exchange"), the directors of the Company have adopted a Stock Option Plan (the "Plan"), subject to shareholder and Exchange approval. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a "rolling" stock option plan.

A copy of the Plan will be available at the Meeting for review by the shareholders at the Meeting.

Particulars of the Plan

The following is a summary of the principal terms of the Plan.

The Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management company employees. For the purposes of the Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in Exchange Policy 4.4. In addition, the term "director" is defined in Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Initially, the Administrator will be the Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

(b) options may be exercisable for a maximum of five years from the date of grant;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to employees conducting Investor Relations Activities (as defined in Exchange Policy 1.1), in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in Investor Relations Activities must expire within 30 days after the option holder ceases to be employed by the Company to provide Investor Relations Activities; and

(h) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

In addition, under the Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the *Business Corporations Act* (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date will typically be the closing trading price of the Company's common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

Shareholder Approval

In order to exercise stock options granted under the Plan, the Plan must first be accepted by the Exchange. In order to obtain Exchange acceptance, the Exchange requires that "rolling" stock option plans receive shareholder approval at a company's annual general meeting.

For these reasons and also to ensure that the Plan is acceptable to the Company's shareholders, the directors of the Company will ask the shareholders to approve the Plan at the Meeting.

Accordingly, the shareholders will be asked to consider and, if thought fit, pass the following resolution.

"Resolved that, subject to TSX Venture Exchange Inc. (the "Exchange") approval:

1. the Company adopt a Stock Option Plan (the "Plan"), including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company;

2. the Company be and is hereby authorized to grant stock options under the Plan, in accordance with its terms;

3. the Company be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the Exchange to obtain Exchange acceptance of the Plan; and

4. authority be and is hereby granted to the Board of Directors of the Company to make such amendments to the Plan as are required by the Exchange to obtain Exchange acceptance of the Plan."

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the Company's financial statements and MD&A. The financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed fiscal year.

OTHER BUSINESS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

ON BEHALF OF THE BOARD

"Verna Wilson"

Verna Wilson
Director

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2004 AND 2003



MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604.714.3600 Fax: 604.714.3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
International PBX Ventures Ltd.

We have audited the consolidated balance sheets of International PBX Ventures Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Manning Elliott

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
March 7, 2005

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2004 AND 2003

	2004 $	2003 $
ASSETS		
CURRENT ASSETS		
Cash	930,119	803,127
Marketable securities [Note 3]	42,000	23,000
Accounts receivable	10,418	8,399
Prepaid expenses	9,421	4,529
	991,958	839,055
PROPERTY AND EQUIPMENT [Note 4]	57,727	35,864
MINERAL INTERESTS [Note 5]	3,286,470	2,748,076
	4,336,155	3,622,995
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities [Note 7]	23,615	41,214
Amount owing to a former director [Note 7]	95,855	95,855
	119,470	137,069
SHAREHOLDERS' EQUITY		
CAPITAL STOCK [Note 8]	10,389,913	8,934,358
SUBSCRIPTIONS RECEIVED	–	12,500
CONTRIBUTED SURPLUS	73,000	–
DEFICIT	(6,246,228)	(5,460,932)
	4,216,685	3,485,926
	4,336,155	3,622,995

Approved on behalf of the Board:


Gary Medford, Director


Verna Wilson, Director

(See accompanying notes to the financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004 $	2003 $
ADMINISTRATIVE EXPENSES		
Administration and management fees	120,000	135,000
Amortization	4,225	1,738
Bank charges	1,179	2,469
Finder's fees	18,625	132,248
Foreign exchange	21,598	26,095
General exploration	–	6,979
Impairment of mineral interests	159,148	–
Investor relations	229,318	118,326
Office, telephone, rent and secretarial	46,973	16,422
Professional fees	38,495	45,048
Stock-based compensation	73,000	–
Transfer agent and regulatory	17,411	28,163
Travel, promotion and mining shows	58,122	22,643
Less interest income	(2,798)	(6,204)
NET LOSS FOR THE YEAR	(785,296)	(528,927)
DEFICIT - BEGINNING OF YEAR	(5,460,932)	(4,932,005)
DEFICIT - END OF YEAR	(6,246,228)	(5,460,932)
	$	$
Loss Per Share – basic and diluted	(0.03)	(0.02)
Weighted Average Shares Outstanding	29,807,000	23,750,000

(See accompanying notes to the financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004 $	2003 $
OPERATING ACTIVITIES		
Net loss for the year	(785,296)	(528,927)
Less items not affecting cash		
Amortization	4,225	1,738
Amortization charged to mineral interests	12,757	5,485
Impairment of mineral interests	159,148	–
Stock-based compensation	73,000	–
	(536,166)	(521,704)
Change in non-cash components of working capital	19,244	(23,160)
CASH TO OPERATING ACTIVITIES	(516,922)	(544,864)
FINANCING ACTIVITIES		
Proceeds from (repayment of) director's loans	–	(126,550)
Capital stock issued	1,357,055	2,275,050
Subscriptions received	–	12,500
	1,357,055	2,161,000
INVESTING ACTIVITIES		
Acquisition of and expenditures upon mineral interests	(674,296)	(856,818)
Acquisition of property and equipment	(38,845)	(35,391)
	(713,141)	(892,209)
INCREASE IN CASH	126,992	723,927
CASH - BEGINNING OF YEAR	803,127	79,200
CASH - END OF YEAR	930,119	803,127
NON-CASH FINANCING AND INVESTING ACTIVITIES		
Issuance of shares for acquisition of mineral interests	55,000	80,000
Option payments received by way of marketable securities	19,000	13,000
SUPPLEMENTAL DISCLOSURES		
Interest paid	–	–
Income tax paid	–	–

(See accompanying notes to the financial statements)

1. NATURE OF OPERATIONS

The Company is a mineral exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the mineral claims and achieve profitable production, or to dispose of its claims for proceeds equal to their carrying amounts.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments, if any, which may be appropriate should the Company be unable to continue as a going concern entity.

The Company intends to remain viable through receiving proceeds from private placements of its shares and option proceeds from its mineral concessions in the form of cash, shares and exploration commitments.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Cash and cash equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

[c] Marketable securities

Marketable securities are recorded at cost. Losses in value, which are other than temporary, are recognized by writing down the investment to market value.

[d] Property and equipment

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[e] Mineral claims and deferred exploration costs

The Company records its interests in mineral properties at cost. Costs relating to these interests are capitalized on the basis of specific claim blocks or areas of geological interest in accordance with Canadian Institute of Chartered Accountants Accounting Guideline 11 – Enterprises in the Development Stage ("AG11") until the properties to which they relate are placed into production, sold or allowed to lapse. These costs will be amortized over the estimated useful life of the property following commencement of production, or written off if the mineral properties or projects are sold or allowed to lapse. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written-off.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[e] Mineral claims and deferred exploration costs (continued)

Pursuant to AG11 there is a presumption of impairment in the carrying amount of deferred development costs of enterprises in the development stage engaged in extractive operations when any of the following conditions exist:

[i] the enterprise's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

[ii] exploration results are not promising and no more work is being planned in the foreseeable future; or

[iii] remaining lease terms are insufficient to conduct necessary studies or exploration work.

Once an impairment has been determined, then a portion of the carrying value will be written down to net realizable value.

[f] Income taxes

The Company uses the liability method for recording income taxes and records future income tax liabilities or assets for temporary differences between the tax basis of an asset or liability and its carrying amount on the balance sheet, using tax rates anticipated to apply in the periods that the differences are expected to reverse.

[g] Share issue costs

Costs of issuing shares are offset against the related share proceeds. Finder's fees are charged to operations as incurred.

[h] Use of estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates and assumptions used.

[I] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, marketable securities, accounts receivable, accounts payable and accrued liabilities and an amount owing to a former director. The fair values of these financial instruments are equivalent to their carrying values because of their short-term maturity. The Company is not party to any derivative instruments.

The Company is not exposed to interest rate risk or concentrations of credit risk.

[j] Foreign currency translation

The Company's functional and reporting currency is the Canadian dollar. The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the year.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[k] Stock-Based Compensation

Effective July 1, 2003, the Company adopted prospectively, the fair value method to recognize options granted. Accordingly, all stock-based payments are measured at the fair value of the equity instruments issued on the date of grant using the Black-Scholes model and are recognized over the vesting period of instruments. The fair value of stock-based payments is periodically re-measured until counter-party performance is complete, and any changes are recognized over the remaining vesting period. The value of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at the grant date.

[l] Loss per share

The Company uses the treasury stock method for the calculation and presentation of both basic and diluted loss per share.

3. MARKETABLE SECURITIES

During the year, the Company received 100,000 common shares of Pathfinder Resources Ltd. with respect to the Zulema-Batatazo Prospect as noted in Note 5[e] below. As at December 31, 2004, the market value of all marketable securities owned by the Company totalled $38,000 (December 31, 2003 - $38,500).

4. PROPERTY AND EQUIPMENT

	Cost $	Accumulated Amortization $	2004 Net Book Value $	2003 Net Book Value $
Automotive	51,634	13,897	37,737	21,507
Field equipment	720	287	433	612
Furniture and office equipment	34,199	14,642	19,557	13,745
	86,553	28,826	57,727	35,864

5. MINERAL INTERESTS

	Acquisition and Staking $	Deferred Exploration $	Total 2004 $	Total 2003 $
Chile				
Tierra de Oro [a]	402,942	1,539,237	1,942,179	1,754,917
San Pedro [b]	9,840	31,827	41,667	27,132
Tabaco [d]	281,338	725,258	1,006,596	779,526
Zulema-Batatazo [e]	–	–	–	93,014
Sierra Pintada [f]	20,027	91,721	111,748	34,622
Hornitos [g]	(6,749)	22,853	16,104	20,349
Fuego [h]	9,949	10,929	20,878	8,516
Romerito [i]	3,940	11,184	15,124	–
Copaquire [j]	106,747	25,427	132,174	–
	828,034	2,458,436	3,286,470	2,718,076
Canada				
Quebec [c]	–	–	–	30,000
	828,034	2,458,436	3,286,470	2,748,076

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile. Seven new exploration claims have been staked covering 1,900 hectares.

[i] Aldershot Option

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. ("Aldershot") (also known as the Los Lomitas Joint Venture) selling 70% of the Company's interest in five of the twenty concessions. In addition, seven new exploration claims are to be added as part of the Aldershot option. The result will be that Aldershot will have the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to the twelve concessions, in exchange for US$285,000 cash, the issuance of up to 400,000 shares of Aldershot (100,000 shares received in 2002), and payment of up to $1,180,000 of expenditures necessary for the development of the concessions.

The MOU was amended in 2001 to include a further payment of US$10,000. A further amendment was made on February 22, 2002. In order to bring the Option into good standing, Aldershot paid US$5,500 to the Company to complete the necessary government fees for the concessions and Aldershot agreed to pay all necessary government fees relating to the concessions on December 31, 2002 and each anniversary date thereafter as they become due.

No formal agreement has been entered into as of December 31, 2004 but the MOU has been extended to December 31, 2004. No further extension of the MOU has been pursued by the Company. Also see Note 11[f]).

[ii] San Joint Venture

In order to facilitate the exploration, claims owned wholly by the Company and some claims optioned by Aldershot from the Company under the Los Lomitas Joint Venture have been transferred to create the San Joint Venture which will proceed on a 50-50 basis. 200 hectares were contributed by Aldershot out of the Los Lomitas Joint Venture and 100 hectares were contributed by the Company out of the Tierra de Oro property. As of December 31, 2004, no activities have been undertaken to jointly explore the San Joint Venture.

5. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile (continued)

	Accumulated to December 31, 2003 $	Expenditures during the year $	Accumulated to December 31, 2004 $
Deferred Exploration Expenditures			
Assays	112,852	45,857	158,709
Automotive	59,612	2,104	61,716
Camp and exploration supplies	23,411	393	23,804
Drilling	224,832	–	224,832
Equipment rental	24,348	–	24,348
Geophysical, geological and geochemical	345,572	78,685	424,257
Mapping	18,223	4,862	23,085
Office, rent, telephone and professional fees	134,223	19,629	153,852
Personnel	57,717	–	57,717
Project management	270,104	5,755	275,859
Report writing	25,589	–	25,589
Travel	76,696	8,773	85,469
	1,373,179	166,058	1,539,237
Acquisition, staking and lease costs	446,569	17,057	463,626
Less: Option payments (received) paid	(64,831)	4,147	(60,684)
	1,754,917	187,262	1,942,179

[b] San Pedro, Chile

The Company staked 600 hectares of exploration concessions in Northern Chile.

	Accumulated to December 31, 2003 $	Expenditures during the year $	Accumulated to December 31, 2004 $
Deferred Exploration Expenditures			
Assays	1,899	–	1,899
Automotive	978	218	1,196
Geophysical, geological and geochemical	987	3,178	4,165
Mapping	–	662	662
Office	11,408	8,961	20,369
Project management	723	307	1,030
Travel	2,104	402	2,506
	18,099	13,728	31,827
Staking costs	9,033	807	9,840
	27,132	14,535	41,667

5. MINERAL INTERESTS (continued)

[c] Quebec, Canada

The Company purchased a 100% interest in 50 claims located in Quebec for $30,000 cash. These claims required either work or payments in lieu of work on or before April 18, 2004. As the Company is wholly committed to work on the properties in Chile, these claims have been allowed to lapse, and the $30,000 acquisition costs incurred was written off in 2004.

[d] Tabaco, Chile

[i] The Company entered into an agreement in 2004 which replaces previous agreements to acquire a 100% interest in the Tabaco Prospect in Chile over the following four years for US$2,000,000. The first US$100,000 instalment is payable in cash by January 15, 2006.

At any time after January 15, 2006, the Company will have the option to pay the balance of the purchase price from production at the rate of US$0.10 per pound of copper produced.

[ii] The Company has staked seven exploration concessions, consisting of 2,000 hectares which are 100% owned by the Company. These claims overlie 420 hectares of Exploration Concessions to be acquired under option as noted in Note 5[d][i].

	Accumulated to December 31, 2003 $	Expenditures during the year $	Accumulated to December 31, 2004 $
Deferred Exploration Expenditures			
Assays	28,300	21,563	49,863
Automotive	6,648	690	7,338
Camp supplies	557	2,062	2,619
Drilling	371,998	–	371,998
Excavation and road building	25,307	–	25,307
Geophysical, geological and geochemical	98,288	43,359	141,647
Mapping	–	662	662
Office	14,429	11,981	26,410
Project management	82,462	–	82,462
Report writing	3,037	–	3,037
Travel	12,762	1,153	13,915
	643,788	81,470	725,258
Acquisition, staking and lease costs	131,874	149,464	281,338
	775,662	230,934	1,006,596

5. MINERAL INTERESTS (continued)

[e] Zulema-Batatazo Prospect, Chile

The Company signed a Letter of Intent ("LOI") dated September 18, 2002 to acquire a 100% interest in certain mining concessions located in the Copayapu Mining District, Sierra Pinffio, Province of Copiapo, Chile. On February 14, 2003 the Company signed a formal agreement. Consideration is to be paid as follows:

	Cumulative Work Commitment US $	# of Shares	US $	
On signing of LOI			20,000	(paid)
On signing of a formal agreement		100,000	20,000	(paid)
February 14, 2004	100,000	100,000	60,000	(paid)
February 14, 2005 (Note 10[b])	250,000	100,000	200,000	
February 14, 2006	400,000	100,000	300,000	
February 14, 2007			1,400,000	
	750,000	400,000	2,000,000	

The property is subject to a 1% net smelter return royalty capped at $2,500,000.

On December 20, 2002, the Company entered into an agreement with Pathfinder Resources Ltd. ("Pathfinder") whereby Pathfinder was to acquire a 70% interest in the Company's interest in the property. Consideration was to be cash payments totalling US$2,010,000 over 48 months, the issuance of 400,000 shares over 36 months and the expenditure for work on the property of US$400,000 over 36 months. An additional 500,000 shares were to be issued in the event an economic feasibility study is completed. During fiscal 2004, Pathfinder issued 100,000 common shares and paid US$65,065 to the Company pursuant to this option agreement.

In 2004, the Company staked five additional exploration claims covering 1,200 hectares. On December 1, 2004, the Company received notice from Pathfinder that they will not be exercising their purchase option to acquire any interest in the property. The Company decided to not pursue the Zulema-Batatazo prospect and as a result deferred project costs have been written-off to operations. Also see Note 11[b].

	Accumulated to December 31, 2003 $	Expenditures during the year $	Written-off during the Year $	Accumulated to December 31, 2004 $
Deferred Exploration Expenditures				
Automotive	81	219	(300)	–
Field supplies	9	–	(9)	–
Geophysical, geological and geochemical	3,172	129	(3,301)	–
Office	3,718	8,876	(12,594)	–
Project management	9,108	–	(9,108)	–
Travel	2,398	375	(2,773)	–
	18,486	9,599	(28,085)	–
Acquisition costs	162,914	125,185	(288,099)	–
Less: Option payments received	(88,386)	(98,650)	187,036	–
	93,014	36,134	(129,148)	–

5. MINERAL INTERESTS (continued)

[f] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares.

	Accumulated to December 31, 2003 $	Expenditures during the year $	Accumulated to December 31, 2004 $
Deferred Exploration Expenditures			
Assays	1,253	18,818	20,071
Automotive	81	2,078	2,159
Geophysical, geological and geochemical	5,493	27,459	32,952
Mapping	–	662	662
Office	10,045	10,109	20,154
Project management	7,805	1,992	9,797
Travel	426	5,500	5,926
	25,103	66,618	91,721
Staking costs and taxes	9,519	10,508	20,027
	34,622	77,126	111,748

[g] Hornitos Copper-Gold Property, Chile

The Company staked eleven claims, covering 3,200 hectares located 35 kilometres south of Copiapo, Chile.

	Accumulated to December 31, 2003 $	Expenditures during the year $	Accumulated to December 31 2004 $
Deferred Exploration Expenditures			
Automotive	81	218	299
Field supplies	9	–	9
Geophysical, geological and geochemical	788	951	1,739
Mapping	–	662	662
Office, rent, telephone and professional fees	7,822	8,290	16,112
Project management	655	–	655
Report writing	1,350	–	1,350
Travel	1,626	401	2,027
	12,331	10,522	22,853
Acquisition, staking and lease costs	8,018	1,233	9,251
Less: Option payment	–	(16,000)	(16,000)
	20,349	(4,245)	16,104

On August 20, 2004, the Company entered into an Option Agreement with Aldershot Resources Ltd. ("Aldershot") to explore and develop the eleven exploration concessions in the property ("Hornitos Group of Claims"). Aldershot will pay the Company a total of $370,000 over the following four years ($16,000 paid in fiscal 2004) to acquire a 65% undivided interest in and to the Hornitos Group of Claims. A total of $1.3 million in "best effort" exploration expenditure is also committed by Aldershot over the following four years. Aldershot will act as Operator for the duration of the Option Agreement.

5. MINERAL INTERESTS (continued)

[h] Fuego Claims, Chile

The Company staked four claims covering 900 hectares located 50 kilometres west of the Tierra de Oro property.

	Accumulated to December 31, 2003 $	Expenditures during the year $	Accumulated to December 31 2004 $
Deferred Exploration Expenditures			
Automotive	–	597	597
Geophysical, geological and geochemical	–	979	979
Mapping	–	662	662
Office, rent, telephone and professional fees	–	8,290	8,290
Travel	–	401	401
	–	10,929	10,929
Acquisition, staking and tax costs	8,516	1,433	9,949
	8,516	12,362	20,878

[i] Romerito Claims, Chile

The Company acquired the right to a 70% interest in three copper/gold exploitation concessions, covering 225 hectares. The vendors will retain a 30% interest. Cost of the acquisition is 100% of the maintenance of the concessions and the cost of setting up a Chilean private company in which the Company's wholly-owned Chilean subsidiary, Minera IPBX Ltda ("Minera") will hold 70% and Geoexploraciones S.A. will hold 30%. Minera will, at its own cost and discretion, undertake to enhance the value of the property by geological mapping, sampling and drilling for a period of one year. At March 30, 2005, the Company may continue or withdraw from the agreement.

	Accumulated to December 31, 2003 $	Expenditures during the year $	Accumulated to December 31 2004 $
Deferred Exploration Expenditures			
Automotive	–	219	219
Field supplies		42	42
Geophysical, geological and geochemical	–	833	833
Mapping	–	662	662
Office, rent, telephone and professional fees	–	8,930	8,930
Travel	–	498	498
	–	11,184	11,184
Acquisition, staking and tax costs	–	3,940	3,940
	–	15,124	15,124

5. MINERAL INTERESTS (continued)

[j] Copaquire Property, Chile

During the year, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company can purchase a 100% interest, subject to a 2% NSR, for US$2,100,000 and US$2,000,000 in work commitments over four years. The Company paid US$25,000 in each of January 2004 and July 2004.

	Accumulated to December 31, 2003 $	Expenditures during the year $	Accumulated to December 31 2004 $
Deferred Exploration Expenditures			
Automotive	–	734	734
Geophysical, geological and geochemical	–	31,517	31,517
Mapping	–	662	662
Office, rent, telephone and professional fees	–	10,458	10,458
Travel	–	1,660	1,660
	–	45,031	45,031
Acquisition, staking and tax costs	–	87,143	87,143
	–	132,174	132,174

6. CAPITAL STOCK

[a] Authorized:

100,000,000	Common shares without par value
100,000,000	Class A preference shares, $1 par value
100,000,000	Class B preference shares, $5 par value

	Shares #	Value $
Issued as at December 31, 2002	18,913,406	6,579,308
Issued for cash pursuant to:		
Options exercised	140,000	14,000
Warrants exercised	3,335,000	432,750
Private placement	4,856,600	1,828,300
Issued for acquisition of mineral interests	100,000	80,000
Issued as at December 31, 2003	27,345,006	8,934,358
Issued for cash pursuant to:		
Options exercised	700,000	70,000
Warrants exercised	1,085,600	346,210
Agent units exercised	400,000	113,750
Agent warrants exercised	345,000	120,750
Private placement	2,500,000	749,845
Issued for acquisition of mineral interests	100,000	55,000
Issued as at December 31, 2004	32,475,606	10,389,913

6. CAPITAL STOCK (continued)

[a] Authorized (continued):

[i] On October 20, 2004, the Company arranged for a private placement of up to 2,500,000 units at $0.30 per unit for total proceeds of up to $750,000. Each unit will consist of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.50 per share for a period of one year.

[ii] 400,000 Agent's units were exercised in 2004 for total proceeds of $113,750. Upon the exercise of the units, 345,000 warrants were issued and exercised for proceeds of $120,750 and 55,000 warrants were issued which entitled the holder to purchase one common share at $0.60 per share which expired on April 17, 2004.

[b] Options:

The Company has implemented a stock option plan (the "Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

A summary of the status of the Company's stock options outstanding as at December 31, 2003 and December 31, 2004 and changes during the years then ended is as follows:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2002	1,740,000	0.10
Granted	250,000	0.40
Exercised	(140,000)	0.10
Outstanding, December 31, 2003	1,850,000	0.14
Granted	500,000	0.34
Exercised	(700,000)	0.10
Cancelled	(1,200,000)	0.16
Outstanding, December 31, 2004	450,000	0.39
Exercisable at end of year	450,000	0.39

6. CAPITAL STOCK (continued)

[b] Options: (continued)

Additional information regarding options outstanding at December 31, 2004 is as follows:

	Outstanding and Exercisable		
Exercise price $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $
0.40	250,000	0.5	0.40
0.38	200,000	0.9	0.38
	450,000	0.71	0.39

During the year, the Company granted 500,000 stock options to various consultants with fair values ranging from $0.09 to $0.27 per option and has recorded $73,000 as stock-based compensation. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.00% to 2.29%
Expected life of options	7 months to 1 year
Expected volatility	60%
Expected dividend yield	0%

[c] Warrants:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2002	3,960,000	0.13
Granted	4,856,600	0.48
Exercised	(3,335,000)	(0.13)
Expired	(475,000)	(0.15)
Outstanding, December 31, 2003	5,006,600	0.47
Granted	2,900,000	0.48
Exercised	(1,430,600)	(0.33)
Expired	(3,976,000)	(0.51)
Outstanding, December 31, 2004	2,500,000	0.50

Warrants outstanding as at December 31, 2004:

#	Exercise Price $	Expiry Date
2,500,000	0.50	December 21, 2005

7. RELATED PARTY TRANSACTIONS/BALANCES

The following amounts were recorded at their exchange amounts:

$30,000 (2003 - $30,000) for administrative services and $90,000 (2003 - $105,000) for management services were paid to companies controlled by directors.

The following amounts were paid to the President of the Company and recorded at their exchange amounts:

[a] Property management - $5,104 (2003 - $27,407)

[b] Office and administration - $47,283 (2003 - $16,515)

[c] Geological and geophysical expenditures - $87,145 (2003 - $114,548)

Included in accounts payable is $3,476 (2003 - $9,259) owing to the President of the Company for unpaid fees and expenses.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

8. LOSSES AND DEDUCTIONS FOR TAX PURPOSES

The Company has Canadian income tax losses of approximately $1,835,000, which are available to reduce taxable income of future years. The losses expire as follows:

	$		$
2005	284,000	2009	87,000
2006	144,000	2010	518,000
2007	114,000	2011	596,000
2008	92,000		

The future income tax asset associated with these losses is approximately $660,000 using a tax rate of 36%. As realization of this asset is not more likely than not a valuation allowance of $660,000 reduces this asset to Nil.

The Company has Canadian and foreign exploration and development expenditures available to reduce taxable income of future years. These expenditures, totalling some $2,111,000 can be claimed at rates varying from 10% to 100% and have no expiry dates.

The potential benefits of income tax losses and exploration and development expenditures will be recognized in the accounts when realized.

9. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

[a] The Company entered into an Investor Relations and Corporate Communication Services Agreement for consideration of $7,500 per month expiring December 31, 2004. Pursuant to this agreement, the Company granted 250,000 stock options in 2003, each option entitling the holder to purchase one common share of the Company at an exercise price of $0.40 for a period of two years, expiring June 18, 2005. In addition, the Company granted 200,000 stock options for investor relations services in 2004 at an exercise price of $0.38 each, expiring November 5, 2005.

[b] In 2003, the Company entered into an Investor Relations Agreement for consideration of $6,500 per month. The agreement was in effect until January 31, 2004 and has been extended on a monthly basis until February 29, 2004. During the year, the Company paid a total of $18,000 under this agreement. In addition, the Company entered into a Consultant's Option Agreement with the same party, granting 220,000 stock options, which expired on October 24, 2004.

10. SEGMENTED INFORMATION

The Company is in the business of acquiring and exploring mineral properties in Chile. Although all of its mineral interests are located in Chile, some costs were incurred in Canada. The following is a breakdown of the Company's assets by geographical area.

	Canadian $	Chile $	Total $
Cash	926,840	3,279	930,119
Marketable securities	42,000	–	42,000
Accounts receivable	5,883	4,535	10,418
Prepaid expenses	9,421	–	9,421
	984,144	7,814	991,958
Property equipment	16,115	41,612	57,727
Mineral interests	651,740	2,634,730	3,286,470
	1,651,999	2,684,156	4,336,155

11. SUBSEQUENT EVENTS

Subsequent to December 31, 2004:

[a] The Company renewed the Investor Relation and Corporate Communication Services Agreement as disclosed in Note 9[a] until June 30, 2005. The services will be provided for consideration of $5,000 per month starting February 1, 2005.

[b] The Company gave notice to the optionors of the Zulema-Batatazo prospect that the Company terminates its option to purchase the properties in accordance with the Option to Purchase Agreement. The Company will not be making the next payment of $200,000, which was initially due on February 14, 2005.

[c] The Company appointed a new Vice-President of Corporate Development to be stationed in Toronto.

[d] The Company appointed a new Secretary.

[e] The Company paid US$25,000 in accordance with the Option Purchase Agreement related to the Copaquire Property in Chile (Note 5[j]).

[f] Aldershot gave notice that they will not pursue its option on the Los Lomitas Joint Venture as stated in Note 5[a][i].

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the attached quarterly report for the period October 1, 2004 to December 31, 2004 which outlines in detail all the financial particulars for the last three months.
International PBX Ventures Ltd. is a resource exploration company involved in exploring in Chile for gold, copper and molybdenum on its various properties through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

ACTIVITIES

COPAQUIRE: The company completed preparatory work to allow the commencement of a 2500 metre diamond drill program in the new year.

FINANCIAL

Administration of Funds:
At the end of December 2004, the company was well-funded with $930,119 cash on hand and accounts payable of $23,615.

Warrants and agents units and warrants exercised during the twelve months ended December 31, 2004 raised $580,710. Options exercised by insiders added another $70,000.

Included in office, telephone, rent and secretarial are:

	December 2004	December 2003
Office and miscellaneous	28,207	5,712
Rent	15,353	7,637
Telephone	3,413	3,073
Total	46,973	16,422

Purchase of computer equipment increased office expenses year over year and a move to a larger office increased the rent.

Included in Investor Relations are the following:

	December 2004	December 2003
Advertising	68,622	49,941
Consulting	146,188	52,000
Investors Communications	14,280	16,059
Market Quotation	228	326
	229,318	118,326

A greater effort to brand the company and increase investor awareness resulted in increased consulting investor relation costs and advertising costs.

Related Party transactions

	December 2004	December 2003
Administration fee paid to a company controlled by a director	30,000	30,000
Management fee paid to a company controlled by a director	90,000	105,000
Exploration project management fess and administration fees paid to a director	139,532	158,470

Balance of funds on hand as of April 12, 2005: $308,010.00 CDN
$ 79,044.00 US

INVESTOR RELATIONS

Robert A Young and Associates has been retained until June 30,2005 at a rate of $5000 per month.

SUBSEQUENT EVENTS

Zulema Property: Pathfinder Resources Ltd. notified the company (Int'l PBX) that it did not intend to continue with the option agreement with the company on this property. The company, in turn, notified the Zulema vendors that it would not continue with the option and turned the property back to the vendors. The costs have been written off.

Los Lomitas Property: Aldershot Resources Ltd. notified the company that it would not be continuing with the option agreement. The property will be retained by the company.

DIRECTORS

Gary Medford
Terence Walker
Verna Wilson
Michael Waskett-Myers

OFFICERS

Terence Walker, President
Monika Hilson, Secretary

Subsequently William Koble was appointed Vice President Corporate Development and Jens Peter Wilhelm Kohl was appointed Corporate Secretary replacing Monika Hilson. Both appointments were effective February 3, 2005.

SELECTED ANNUAL INFORMATION

	2004	2003	2002
Total Revenues	-	-	-
Loss Before Discontinued Operations	(785,296)	(528,927)	(81,248)
Loss Per Share	(0.03)	(0.02)	(0.01)
Total Net Loss	(785,296)	(528,927)	(81,248)
Total Net Loss Per Share	(0.03)	(0.02)	(0.01)
Total Assets	4,336,152	3,622,995	1,922,120
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

The increase in the loss in 2004 over 2003 was due to geochemical rock and soil sampling carried out on Tierra de Oro, Tabaco and Sierra Pintada and an induced polarization survey completed on Copaquire. Computerization of the company's data accounted for a part of the loss.

SUMMARY OF QUARTERLY RESULTS

	2004	2004	2004	2004	2003	2003	2003	2003
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(368,810)	(91,304)	(132,650)	(192,532)	(240,572)	(81,262)	(145,742)	(61,351)
Loss Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Total Net Loss	(368,810)	(91,304)	(132,650)	(192,532)	(240,572)	(81,262)	(145,742)	(61.351)
Total Net Loss Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

The increase in loss for the last quarter over 2003 reflected increased field activities (geological, geochemical, geophysical) on the company's properties in Chile

DISCUSSION

The company has on hand monies sufficient to complete the drill program on Copaquire, maintain its portfolio of properties in good standing, and continue the operations of the company for the next quarter. Exercise of $.50 warrants is expected to raise $1.25 million as well as $176,000 from the exercise of options.
Work is expected to continue on Copaquire pending good results and it is expected that further drilling of Tabaco will be initiated.

On Behalf of the Board,
Gary Medford
Director
12 April 2005

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF INTERNATIONAL PBX VENTURES LTD.

TO BE HELD AT SUITE 200 – 475 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, CANADA ON FRIDAY, JUNE 10, 2005 AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints Gary Medford, a Director of the Company, or failing this person, Verna Wilson, a Director of the Company, or in the place of the foregoing, ______________________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To increase the number of Directors to eight (8)		■	
2. To elect as Director, Terence Walker		■	
3. To elect as Director, Verna Wilson		■	
4. To elect as Director, Gary Medford		■	
5. To elect as Director, Michael Waskett-Myers		■	
6. To elect as Director, William Koble		■	
7. To re-appoint Manning Elliott, Chartered Accountants, as auditors of the Company		■	
8. To authorize the Directors to fix the Auditors' remuneration		■	
9. To approve a special resolution removing the application of the pre-existing Company provisions under the new *Business Corporations Act* (British Columbia).			■
10. To approve a special resolution deleting and canceling the existing Articles of the Company and adopting new Articles of the Company to reflect the new *Business Corporations Act* (British Columbia).			■
11. To approve a special resolution changing the name of the Company to "PBX Gold & Copper Resources Inc." or such other name as may acceptable to the directors of the Company and applicable regulatory authorities.			■
12. To approve an ordinary resolution allowing the properties held by the Company and its subsidiaries to be used to form a new public company and granting the directors the discretion whether or not to proceed with the formation of such new public company.			■
13. To approve an ordinary resolution of disinterested shareholders that up to 3,000,000 performance shares be issued for nominal consideration to principals of a new public company, which principals may include the current directors of the Company, and that the directors be granted the discretion whether or not to proceed with such issuance.			■
14. To approve the adoption of an Incentive Stock Option Plan.			■
15. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.			■

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by CIBC Mellon Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions** ***must be DEPOSITED*** **at the office of "CIBC MELLON TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

**The mailing address of CIBC Mellon Trust Company of Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1.
Fax: (604) 688-4301**

INTERNATIONAL PBX VENTURES LTD.

Dear Shareholder/Unitholder:

As a non-registered shareholder/ unitholder of **International PBX Ventures Ltd.**, you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a non-registered shareholder/unitholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/InvestorInquiry.

We encourage you to submit your request online at www.cibcmellon.com/FinancialStatements. Our Company Code Number is 5866A.

NOTE: Do not return this card by mail if you have submitted your request online.

REQUEST FOR FINANCIAL STATEMENTS

TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for **International PBX Ventures Ltd.** and send me their financial statements as indicated below:

Interim Financial Statements
Annual Financial Statements

(Please Print)

Name ______________________________

Address ____________________________

____

____

Postal Code/Zip Code ______________

xxxxsupp

INTERNATIONAL PBX VENTURES LTD.

Dear Shareholder/Unitholder:

As a registered shareholder/unitholder of **International PBX Ventures Ltd.**, you are entitled to receive our interim financial statements. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a registered shareholder/unitholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/InvestorInquiry.

We encourage you to submit your request online at www.cibcmellon.com/FinancialStatements. Our Company Code Number is 5866B.

NOTE: Do not return this card by mail if you have submitted your request online.

REQUEST FOR INTERIM FINANCIAL STATEMENTS

TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for **International PBX Ventures Ltd.** and send me their interim financial statements.

(Please Print)

Name ______________________________

Address ____________________________

____

____

Postal Code/Zip Code ______________